Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

CASH DIVIDEND PAYMENT

The shareholders of Grupo Financiero Galicia S.A. (the “Company”) are hereby notified that, on September 5, 2022, the board of directors of the Company, in accordance with what was decided in the shareholders’ meeting of the Company held on April 26, 2022, has agreed to pay cash dividends on September 12th, 2022 (or such other date as required by the applicable law of the jurisdictions in which the shares are listed) in the amount of Ps. 4,000,000,000.00, or Ps. 2,71243063173111 per share, with a face value of Ps. 1.00 being equivalent to 271,2431% of the Company´s capital stock according to the Company’s financial statements for the fiscal quarter ending on December 31st, 2021.

As set forth in the unnumbered clause that follows Article 25 of Law 23,966 (as incorporated by Law No. 25,585 (and its later modifications)), the Company will deduct from the cash dividend payment the amount paid by the Company for the Personal Asset Tax for the fiscal year 2021, in its capacity as responsible substitute for the shareholders subject to the referred tax.

The distribution of dividends is not subject to the withholding set forth in Articles 74, 97 and 193 of the Income Tax Law (in line with Decree 824/2019 and its modifications).

The payment of such dividends will be made through Caja de Valores S.A., which is located at 25 de Mayo 362, Ciudad Autónoma de Buenos Aires, during the hours between 10:00 am to 3:00 pm (Bs. As. Time). Such payments will be made in compliance with Section 95 of the listing rules.

Holders of American Depositary Receipts (“ADRs”) will be paid through the Bank of New York Mellon, which acts as the depositary with respect to such ADRs, on the date that is determined by regulatory rules in place for the conversion of the portion of said dividend into foreign currency and the applicable rules of the jurisdiction in which such ADRs are listed.

Buenos Aires, September 5, 2022.

A. Enrique Pedemonte
Authorized Representative

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com